Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information: Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS Q3 2010 RESULTS;
RECORD QUARTERLY NET INCOME;

RECORD QUARTERLY GOLD PRODUCTION AT MEADOWBANK, GOLDEX, KITTILA AND PINOS ALTOS

Toronto (October 27, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported a record quarterly net income of $121.5 million, or $0.73 per share, for the third quarter of 2010.  This result includes a non-cash foreign currency translation loss of $17.7 million, or $0.11 per share.  The result also includes non-cash stock-based compensation expense of $8.4 million, or $0.05 per share.  More than offsetting these items, was a gain on the acquisition of Comaplex Minerals’ Meliadine property of $57.5 million (net of acquisition costs), or $0.34 per share.  Additionally, the Company recorded a gain on the sale of available-for-sale securities and a property disposition totaling $16.6 million, or $0.10 per share and a one-time tax restructuring loss of $5.6 million, or $0.03 per share.  In the third quarter of 2009, the Company reported a net loss of $17.0 million, or $0.11 per share.  A 140% increase in gold production and a 233% increase in gross mine profit(1) over the third quarter of 2009 contributed to the record financial and operating quarter.

(1)  Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Third quarter 2010 cash provided by operating activities was $156.8 million ($170.9 million before changes in non-cash components of working capital), up from cash used in operating activities of $13.8 million in the third quarter of 2009 ($38.6 million before changes in non-cash components of working capital).  This significant increase was largely due to the previously mentioned increase in gold production and substantially higher prices for gold, zinc, silver and copper.

Third quarter 2010 highlights include:

•                  Record Gold Production, Record Revenue and Record Net Earnings — quarterly gold production of 285,178 ounces resulted in revenue of $398.5 million and net earnings of $121.5 million

•                  Record Cash Flows — excluding non-cash changes in working capital, $170.9 million versus the prior quarter’s record of $138.9 million

•                  Record quarterly gold recovery at Kittila — with the 81% recovery in the mill at Kittila, the design rate of 83% is on target for year end 2010

•                  Creston Mascota at Pinos Altos about to Start-Up — crushing plant has been commissioned and loading of leach pads scheduled to begin in fourth quarter

“The transformational phase at Agnico-Eagle is complete and has resulted in record earnings and cash flows per share.  The next phase, one of optimization and expansion of our newly built mines, is underway.  As a result, we expect gold production and cash flows to continue to grow” said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “We look forward to reinvesting part of these growing cash flows to expand output, grow gold reserves and increase our longstanding dividend” added Mr. Boyd.

Payable gold production(2) in the third quarter of 2010 was a record 285,179 ounces at total cash costs per ounce(3) of $441.  This compares with payable gold production of 118,763 ounces at total cash costs per ounce of $436 in the third quarter of 2009.

(2)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.

(3)  Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this press release.

The total cash costs were essentially unchanged versus the prior year’s quarter.  Significant byproduct revenues at LaRonde resulted in total cash costs of negative $298 per ounce at that mine.  Also contributing strongly was Goldex with record quarterly gold production and good cost control ($288/oz).

Higher than anticipated total cash costs remain at Meadowbank ($677/oz) as this new mine moves through start-up and commissioning.  Additionally, total cash costs per ounce at Pinos Altos were $690 in the third quarter of 2010 versus $415 in the second quarter of 2010.  This increase at Pinos Altos is mainly due to the first ore from the underground operation (relatively high start-up costs), the one-time lump-sum payment of an annual bonus to workers (will be accrued going forward) and, most significantly, due to the stockpile inventory adjustments (wrote down a low-grade stockpile).  While the industry has seen higher costs for major inputs such as reagents (specifically cyanide) and labour, total cash costs per ounce at both of these mines are expected to decline as gold production increases.

For the first nine months of 2010, payable gold production was a record 731,138 ounces at total cash costs per ounce of $459.  This compares with payable gold production of 329,628 ounces at total cash costs per ounce of $368 in the first nine months of 2009.  The increase in gold production is due to the impact of two new gold mines commencing operations in the past year.  The increase in total cash costs per ounce in the first nine months of 2010 is mainly due to the higher than expected total cash costs per ounce at Meadowbank ($682/oz) and Pinos Altos ($527), neither of which were operating in the first nine months of 2009.

For the full year 2010, gold production is still expected to be in line with previous guidance of between 1.0 and 1.1 million ounces.  The Company’s forecast for its full year total cash cost per ounce remains unchanged from the second quarter 2010 guidance of approximately $425 to $450.

Third Quarter 2010 Results Conference Call Webcast

The Company’s senior management will host a conference call on Thursday, October 28, 2010 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 877-974-0446.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the 416-640-1917 or Toll-free 877-289-8525, passcode 4369179#.

The conference call replay will expire on Thursday, November 4, 2010.

The webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong

Cash and cash equivalents were essentially unchanged at $148.1 million on September 30, 2010 from the June 30, 2010 balance of $152.8 million.

Capital expenditures in the third quarter of 2010 were $167.1 million, including $74.1 million at Meadowbank, $28.2 million at Pinos Altos, $25.5 million at LaRonde, $21.1 million at Kittila, $7.1 million at Lapa, $6.0 million at Goldex and $3.6 million at Meliadine. For 2010, capital expenditures are estimated to remain unchanged at approximately $506 million.

With its cash balances, anticipated cash flows and available bank lines, Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available bank lines as of September 30, 2010 were approximately $1.1 billion.

LaRonde Mine — Steady State Mine Continues Strong Performance

The LaRonde mill processed an average of 6,872 tonnes per day (“tpd”) of ore in the third quarter of 2010, compared with an average of 6,509 tpd in the corresponding period of 2009.  The increase in throughput in 2010 reflects an extended maintenance shutdown in the 2009 period which did not recur in 2010.  Overall, LaRonde has been operating at a steady state of approximately 7,000 tpd for approximately seven years, since its most recent expansion in 2003.

Minesite costs per tonne(4) were C$74 in the third quarter of 2010, essentially unchanged when compared to C$73 in the third quarter of 2009.

(4)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

For the first nine months of 2010, minesite costs per tonne were slightly below budget at C$74.  For the first nine months of 2009, the minesite costs per tonne were C$72.  The increase is largely due to general cost inflation.

Net of byproduct credits, LaRonde’s total cash costs per ounce were negative $298 in the third quarter of 2010 on production of 37,832 ounces of gold.  During the third quarter of 2009, total cash costs per ounce were $60 on production of 47,726 ounces of gold.  The decrease in total cash costs is largely due to higher byproduct revenues, partly offset by the lower gold production.  The lower production was mainly due to an expected decrease in gold grade for ore mined in 2010.

For the first nine months of 2010, LaRonde’s total cash costs per ounce were $69 on gold production of 124,401 ounces, as compared to the first nine months of 2009, when the total cash costs per ounce were $148 on production of 157,098 ounces of gold.  The lower total cash costs were largely due to higher byproduct metals revenues, as noted above.  Similarly, the lower production is mainly due to the lower gold grade (approximately 23% lower) mined in 2010.

Commencing in late 2011, when the Company expects to begin mining ore from the LaRonde Extension, LaRonde is expected to begin producing more gold, averaging 324,000 ounces of gold per year from 2014 through 2023, reflecting the higher gold grades at depth.  The development of the LaRonde Extension remains on time and on budget.

Goldex — Record Production and Good Cost Control

The Goldex mill processed an average of 7,893 tpd in the third quarter of 2010, continuing to exceed the 2010 mine plan of approximately 6,900 tpd.  During the third quarter of 2009, the plant processed 7,342 tpd.  Goldex is now operating close to its expanded steady-state rate of 8,000 tpd.  This expansion is essentially complete, ahead of schedule.

Minesite costs per tonne at Goldex were approximately C$21 in the third quarter of 2010, in line with the C$21 per tonne achieved in the third quarter of 2009.

Payable gold production in the third quarter of 2010 was 50,672 ounces at total cash costs per ounce of $288.  This compares favourably to the third quarter of 2009 when gold production was 31,169 ounces at total cash costs per ounce of $428.  The higher ounce output is largely due to the higher throughput and the resumption of mining from the higher grade central pillar, when compared to 2009 (grade up 45% over the comparable period).

For the nine months ended September 30, 2010, total cash costs at Goldex were $325 per ounce on gold production of 141,275 ounces.  Total cash costs per ounce during the comparable nine month period in 2009 were $371 on gold production of 102,774 ounces.  The improvement in production and costs continues to reflect optimization of throughput and the resumption of mining in the higher grade central pillar.

Life of mine average annual gold production is expected to be approximately 168,000 ounces per year through 2017.

The final production blast for the current orebody is scheduled for late 2010 (to be followed by approximately seven years of extraction).  As a result, the focus has shifted to exploration and potentially extending the mine life by adding nearby zones, such as the “M”, “D”, “E” and “S” zones, into the mine plan.

Development is already underway on the “M” zone, while studies on the other zones are expected to be completed in 2011.  First production from the “M” zone is expected to be in 2013.

Lapa — Strong Tonnage and Cost Performance Continue

The Lapa milling circuit, located at LaRonde, processed an average of 1,573 tpd in the third quarter of 2010, compared to 1,179 tpd in the third quarter of 2009.  This increase reflects the continued optimization efforts at the mine and mill where both facets at Lapa continue to operate above budgeted levels.

Minesite costs per tonne were below budget at C$105 in the third quarter of 2010, and well below the C$142 incurred in the third quarter of 2009.  This reduction in cost reflects the optimization and efficiencies which have been realized since the May 2009 start-up.

Payable production in the third quarter of 2010 was 27,688 ounces of gold at total cash costs per ounce of $509. This compares to 18,409 ounces of gold at total cash costs per ounce of $784 during the third quarter of 2009.  The higher production and lower costs reflect the optimization since start-up.  Specifically, mine personnel have been successful in increasing the throughput to offset the dilution underground.

For the nine month period ending September 30, 2010, total cash costs at Lapa were $517 per ounce on gold production of 88,168 ounces.  This compares with gold production of 30,013 ounces at total cash costs of $832 in the partial first nine months of 2009.  This production increase and unit cost decrease is largely due to improved throughput, optimization and its associated efficiencies.

Life of mine production is expected to be approximately 116,000 ounces of gold through 2015.

Kittila — Mill Optimization in Final Stages

The Kittila mill processed an average of 3,067 tpd in the third quarter of 2010, compared to 1,958 tpd in the third quarter of 2009.  The design throughput rate at Kittila is 3,000 tpd.  The higher rate in 2010 is due to continued optimization efforts since the January 2009 start-up.

Gold recoveries in the third quarter of 2010 averaged a record high of approximately 81%, up significantly from the 68% achieved in the second quarter of 2010 and the 64% realized in the third quarter of 2009.  The higher recoveries were largely due to a series of process changes that were implemented in the second and third quarters of 2010.

The improvement in the process was largely due to the control and reduction of the chloride compound levels in the autoclave.  The design rate of 83% mill recovery is expected to be achieved on a steady state basis by the end of 2010.

Minesite costs per tonne at Kittila were approximately €58 in the third quarter of 2010, an improvement from the €78 achieved in the third quarter of 2009.  The decrease in minesite costs is largely due to the higher throughput.

Third quarter 2010 gold production at Kittila was a record 40,344 ounces at total cash costs per ounce of $519, compared to 18,284 ounces at cash costs per ounce of $1,080 in the third quarter of 2009.  This improvement is largely due to higher mill recoveries and improved throughput, facilitated by the ongoing, consistent, performance of the mine.

For the nine month period ending September 30, 2010, total cash costs at Kittila were $603 per ounce on gold production of 96,484 ounces.  This compares with gold production of 36,568 ounces at total cash costs of $1,041 in the partial first nine months of 2009.  This improvement is largely due to higher mill recoveries and improved throughput since start-up.

Underground production is now underway at Kittila and ground conditions are encouraging.  Total underground production is expected to account for approximately 10% of Kittila’s 2010 production.

Life of mine average gold production is expected to be approximately 150,000 ounces per year through 2032.

A study is underway examining the possibility of increasing the production rate at Kittila reflecting the continued growth of the reserve base.  Assuming the successful optimization of the mill recoveries, and further drilling at depth and to the north of the main Suuri deposit, it is anticipated that the expansion study will be completed by the middle of 2011.

Pinos Altos — Achieving Design Throughput.  Additional Filter Capacity Installed

Agnico-Eagle is proud to announce that the Pinos Altos mine was the winner of Mexico’s 2009 “Casco de Plata” (“Silver Hard Hat”) safety award recognizing the mine as the number one safety performer nationally during 2009 in the large open pit mine category.

The Pinos Altos mill processed an average of 3,863 tpd in the third quarter of 2010, representing an improvement over the prior quarter (3,575 tpd) as the ramp up to the design rate of 4,000 tpd continues. No comparable period exists in 2009 as the mine achieved commercial production in November.   Commissioning of a fourth tailings filter commenced in the last week of September and a fifth tailings filter will be commissioned in November, which is expected to eliminate tailings filtration as a bottleneck in the mill.

Minesite costs per tonne were $50 in the third quarter of 2010, compared to $31 in the prior quarter.  The increase in minesite costs was largely due to a stockpile adjustment, the payment of a special bonus to workers and the start-up of the underground mining operation, as previously mentioned.  Without the impact of the stockpile adjustment, the minesite costs per tonne would have been $40 in the third quarter of 2010.

Minesite costs per tonne were $39 for the first nine months of 2010.

Some temporary production delays have been experienced in the new underground mine as several historic artisanal openings had to be emptied and backfilled.  These artisanal openings only impact the upper part of the Santo Nino underground orebody.

Lateral development and stope preparation is ahead of schedule.  Ground conditions in the mined stopes have been better than expected, which should allow rapid increases in underground production in the coming months along with lower unit costs.

Payable production from the mill and heap leach operations in the third quarter of 2010 was a record 35,248 ounces of gold at total cash costs per ounce of $690.  This compares with the second quarter of 2010, which had payable gold production of 29,665 ounces at total cash costs per ounce of $415.  The increase in total cash costs from the second quarter of 2010 is largely due to the previously discussed factors.

For the first nine months of 2010, payable gold production was 91,141 ounces at total cash costs of $527 per ounce.

Life of mine average gold production is expected to be approximately 170,000 ounces per year through 2028, including production from Creston Mascota.  Over this period, annual silver production is expected to average 2.5 million ounces.

Civil works and mechanical construction are close to completion at the nearby Creston Mascota project.  First ore is expected to be placed on the leach pads during the fourth quarter of 2010.  This stand-alone mine is expected to achieve commercial production in the second quarter of 2011.  Production of approximately 50,000 ounces of gold per year is expected over five years at this project.

Meadowbank — Tonnage Ramp-Up Continues

During the third quarter of 2010, the Meadowbank mill processed an average of 6,918 tpd.  Throughput in the prior quarter, its first full quarter of operation, totaled 6,262 tpd.

In spite of this improvement in throughput, unit costs have been negatively impacted by crushing issues, as discussed last quarter.  To attempt to resolve these issues, and achieve the design rate of 8,500 tpd on a consistent basis, the Company will install a permanent secondary crushing unit at the front end of the circuit.  This solution was successfully adopted at Goldex during its commissioning phase.  This secondary crusher should be installed and operational early in the third quarter of 2011.  In the meantime, two portable crushing units are being used.

Minesite costs per tonne were higher than planned at C$103 in the third quarter of 2010.  This compares with the second quarter of 2010 when minesite costs per tonne were C$94.  The higher costs are due to higher drilling and hauling costs as low availability of equipment led to increased use of contractors.  Also impacting costs were some major equipment repairs, pre-crushing at the mill and higher logistics expenses.

It is expected that minesite costs per tonne will begin to drop in the fourth quarter of 2010, as larger, more efficient haul trucks and shovels are commissioned.

Payable production during the third quarter of 2010 was 93,395 ounces of gold, at total cash costs per ounce of $677.  This compares with payable production of 77,676 ounces at total cash costs per ounce of $663 in the prior quarter.

Year to date, gold production is 189,669 ounces at total cash costs of $682 per ounce.  These costs are expected to begin to decline in the fourth quarter as operational improvements are realized and the larger equipment is utilized.

Life of mine average annual gold production is expected to be approximately 350,000 ounces through 2019.

A study examining the possibility of increasing the production rate at Meadowbank is partially complete.  The study was scheduled to be completed in 2010, however, due to ongoing optimization efforts, the study is being delayed until the mine reaches steady state and further underground drilling is completed.

Meliadine Acquisition Complete, Exploration Program Begins

On July 6, 2010, Agnico-Eagle completed the acquisition of 100% of the Meliadine gold property (through the acquisition of Comaplex Minerals Corp.), located approximately 300 kilometres southeast of the Company’s Meadowbank mine.

Through early 2013, it is anticipated that approximately $62 million will be spent on drilling an anticipated 200,000 metres with the main focus being on converting the resource at the high grade Tiriganiaq deposit to reserves.  An underground bulk sample will also be completed along with a feasibility study, permitting and permanent all-weather road construction.  The total expenditures, including drilling, over this period are expected to be approximately $130 million.

Initial results from this drilling program, and those for some of Agnico-Eagle’s other exploration programs, including Kittila, will be presented in an exploration update planned for December 2010.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 28 consecutive years.

Forward-Looking Statements

The information in this news release has been prepared as at October 27, 2010. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “believe”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “scheduled”, and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including production growth, estimated ore grades, metal production, life of mine horizons, commencement of production estimates, the estimated timing of studies related to mine expansions, recovery rates, mill throughput, optimization efforts, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$48,722	$40,276	$137,723	$128,575
Goldex	44,349	16,687	113,408	54,260
Lapa	17,764	2,751	59,241	1,918
Kittila	26,838	884	54,933	4,029
Pinos Altos	15,089	—	50,346	—
Meadowbank (Note 2)	49,042	—	86,392	—
Total gross mine profit	201,804	60,598	502,043	188,782
Amortization	48,145	23,200	122,651	50,800
Corporate	(9,817)	44,007	66,092	96,670
Income before tax	163,476	(6,609)	313,300	41,312
Tax provision	42,016	10,357	69,147	2,710
Net earnings	$121,460	$(16,966)	$244,153	$38,602
Net earning per share	$0.73	$(0.11)	$1.52	$0.25
Operating cash flow	$156,829	$(13,787)	$392,894	$61,405
Realized price per sales volume (US$):
Gold (per ounce)	$1,235	$939	$1,192	$957
Silver (per ounce)	$20.53	$15.59	$19.27	$14.48
Zinc (per tonne)	$2,151	$1,932	$2,088	$1,589
Copper (per tonne)	$8,689	$7,580	$7,572	$5,745
Payable production:
Gold (ounces)
LaRonde	37,832	47,726	124,401	157,098
Goldex	50,672	31,169	141,275	102,774
Lapa	27,688	18,409	88,168	30,013
Kittila	40,344	18,284	96,484	36,568
Pinos Altos	35,248	3,175	91,141	3,175
Meadowbank (Note 2)	93,395	—	189,669	—
Total gold (ounces)	285,179	118,763	731,138	329,628
Silver (000s ounces)
LaRonde	1,080	995	2,815	3,058
Pinos Altos	290	16	760	16
Meadowbank (Note 2)	18	—	32	—
Total silver (000s ounces)	1,388	1,011	3,607	3,074
Zinc (tonnes)	14,915	12,516	47,604	40,735
Copper (tonnes)	1,181	1,400	3,289	5,148
Payable metal sold:
Gold (ounces — LaRonde)	36,979	48,959	123,885	160,381
Gold (ounces — Goldex)	49,117	32,572	135,290	98,007
Gold (ounces — Lapa)	25,846	14,669	91,959	17,836
Gold (ounces — Kittila)	41,655	21,946	100,917	28,726
Gold (ounces — Pinos Altos)	31,759	594	83,358	594
Gold (ounces — Meadowbank) (Note 2)	93,495	—	170,780	—
Total gold (ounces)	278,851	118,740	706,189	305,544
Silver (000s ounces — LaRonde)	1,052	1,009	2,711	3,033
Silver (000s ounces — Pinos Altos)	244	1	731	1
Silver (000s ounces — Meadowbank)	18	—	32	—
Total silver (ounces)	1,314	1,010	3,474	3,034
Zinc (tonnes)	14,388	14,579	44,354	44,440
Copper (tonnes)	1,193	1,405	3,283	5,157
Total cash costs per ounce of gold (Note 3,4):
LaRonde	($298)	$60	$69	$148
Goldex	$288	$428	$325	$371
Lapa	$509	$784	$517	$832
Kittila	$519	$1,080	$603	$1,041
Pinos Altos	$690	—	$527	—
Meadowbank (Note 2)	$677	—	$682	—
Weighted average total cash costs per ounce	$441	$436	$459	$368

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Meadowbank achieved commercial production as of March 1, 2010.  Payable production includes commercial production of 188,585 ounces since March 1, 2010 and non-commercial production of 1,084 ounces.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

Note 4

Certain measures have been reclassified in prior periods to conform to the current periods’ presentation.  The changes are immaterial in nature.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at September 30, 2010	As at December 31, 2009
ASSETS
Current
Cash and cash equivalents	$148,116	$163,593
Trade receivables	83,814	93,570
Inventories:
Ore stockpiles	50,885	41,286
Concentrates	45,334	31,579
Supplies	134,423	100,885
Other current assets	150,108	173,127
Total current assets	612,680	604,040

Other assets	71,566	33,641
Future income and mining tax assets	29,843	27,878
Property, plant and mine development	4,796,886	3,581,798
	$5,510,975	$4,247,357
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$206,716	$155,432
Dividends payable	—	28,198
Interest payable	19,581	1,666
Income taxes payable	4,753	4,501

Total current liabilities	231,050	189,797

Long term debt	715,000	715,000

Fair value of derivative financial instruments	931	663

Reclamation provision and other liabilities	113,886	96,255

Future income and mining tax liabilities	835,478	493,881

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 167,756,805 (December 31, 2009 — 156,655,056)	3,003,536	2,378,759
Stock options	93,298	65,771
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	460,311	216,158
Accumulated other comprehensive income	17,461	51,049

Total shareholders’ equity	3,614,630	2,751,761
	$5,510,975	$4,247,357

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

REVENUES
Revenues from mining operations	$398,478	$149,250	$983,517	$388,165
Interest and sundry income	66,868	3,664	74,183	13,460
Gain on sale of available-for-sale securities	7,839	5,939	8,185	6,474
	473,185	158,853	1,065,885	408,099
COSTS AND EXPENSES
Production	196,674	88,652	481,474	199,383
Exploration and corporate development	19,491	11,846	39,950	28,718
Amortization	48,145	23,200	122,651	50,800
General and administrative	19,925	14,658	71,595	45,823
Provincial capital tax	(6,934)	1,583	(6,779)	4,165
Interest	14,722	2,648	34,535	5,852
Foreign currency loss (gain)	17,685	22,875	9,159	32,046
Income (loss) before income, mining and federal capital taxes	163,475	(6,609)	313,300	41,312
Income and mining tax expense	42,016	10,357	69,147	2,710

Net income (loss) for the period 9	$121,461	$(16,966)	$244,153	$38,602

Net income (loss) per share — basic	$0.73	$(0.11)	$1.52	$0.25
Net income (loss) per share — diluted	$0.71	$(0.11)	$1.49	$0.25

Weighted average number of shares outstanding (in thousands)
Basic	167,435	156,157	160,328	155,718
Diluted	170,679	157,963	163,342	157,501

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Operating activities
Net income for the period	$121,460	$(16,966)	$244,153	$38,602
Add (deduct) items not affecting cash:
Amortization	48,145	23,200	122,651	50,800
Future income and mining taxes	33,176	9,816	46,702	1,887
Gain on sale of available-for-sale securities	(7,840)	(5,939)	(8,186)	(6,474)
Reversal of MTM gain — Comaplex	(64,508)	—	(64,508)	—
Amortization of deferred costs and other	40,445	28,440	61,498	48,670
Changes in non-cash working capital balances
Trade receivables	(18,459)	6,504	9,756	(26,007)
Income taxes payable	(14,443)	(1,017)	252	960
Inventories	(30,303)	(79,994)	(71,912)	(91,999)
Other current assets	(5,179)	(15,442)	(25,964)	5,982
Interest payable	9,692	983	17,914	1,323
Accounts payable and accrued liabilities	44,643	36,628	60,538	37,661

Cash provided by operating activities	156,829	(13,787)	392,894	61,405

Investing activities
Additions to property, plant and mine development	(167,076)	(172,832)	(396,656)	(483,181)
Acquisition, investments and other	5,223	31,281	314	34,697

Cash used in investing activities	(161,853)	(141,551)	(396,342)	(448,484)

Financing activities
Dividends paid	—	—	(26,830)	(27,132)
Repayment of capital lease and other	(2,664)	(1,231)	(12,776)	(8,113)
Proceeds from notes	—	200,000	1,201,000	485,000
Repayment of long term debt	(20,000)	—	(1,201,000)	—
Sales-leaseback financing	3,856	2,640	6,861	13,528
Credit facility financing cost	(187)	(203)	(12,675)	(4,775)
Proceeds from common shares issued	19,526	16,384	33,883	63,776

Cash provided by (used in) financing activities	531	217,590	(11,537)	522,284

Effect of exchange rate changes on cash and cash equivalents	(177)	2,875	(492)	4,446

Net increase (decrease) in cash and cash equivalents during the period	(4,670)	65,127	(15,477)	139,651
Cash and cash equivalents, beginning of period	152,786	173,905	163,593	99,381

Cash and cash equivalents, end of period	$148,116	$239,032	$148,116	$239,032

Other operating cash flow information:
Interest paid during the period	$3,534	$6,216	$16,964	$9,725
Income, mining and capital taxes paid during the period	$16,028	$4,884	$17,525	$7,743

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Total Production costs per Consolidated Statements of Income	$196,674	$88,652	$481,474	$199,383

Attributable to LaRonde	47,320	43,331	139,407	123,104
Attributable to Goldex	14,518	13,930	44,787	37,880
Attributable to Lapa	14,298	11,404	48,507	15,222
Attributable to Kittila	24,387	19,987	65,505	23,177
Attributable to Pinos Altos	28,701	—	61,087	—
Attributable to Meadowbank	67,450	—	122,181	—
Total	$196,674	$88,652	$481,474	$199,383

LaRonde
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$47,320	$43,331	$139,407	$123,104
Adjustments:
Byproduct revenues	(56,911)	(38,404)	(132,779)	(96,385)
Inventory and other adjustment(i)	(1,352)	(1,749)	2,915	(2,632)
Non-cash reclamation provision	(334)	(311)	(1,006)	(878)
Cash operating costs	$(11,277)	$2,867	$8,537	$23,209
Gold production (ounces)	37,832	47,726	124,401	157,098
Total cash costs (per ounce)(ii)	$(298)	$60	$69	$148

Goldex
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$14,518	$13,930	$44,787	$37,880
Adjustments:
Byproduct revenues	(7)	—	(22)	—
Inventory and other adjustment(i)	155	(539)	1,266	384
Non-cash reclamation provision	(54)	(53)	(162)	(149)
Cash operating costs	$14,612	$13,338	$45,869	$38,115
Gold production (ounces)	50,672	31,169	141,275	102,774
Total cash costs (per ounce)(ii)	$288	$428	$325	$371

Lapa
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$14,298	$11,404	$48,507	$15,222
Adjustments:
Byproduct revenues	(11)	—	(38)	—
Inventory and other adjustment(i)	(189)	3,033	(2,853)	9,756
Non-cash reclamation provision	(14)	(7)	(43)	(14)
Cash operating costs	$14,084	$14,430	$45,573	$24,964
Gold production (ounces)	27,688	18,409	88,168	30,013
Total cash costs (per ounce)(ii)	$509	$784	$517	$832

Kittila
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$24,387	$19,987	$65,505	$23,177
Adjustments:
Byproduct revenues	(50)	—	(80)	—
Inventory and other adjustment(i)	(3,323)	(141)	(7,026)	8,497
Non-cash reclamation provision	(93)	(99)	(257)	(161)
Cash operating costs	$20,921	$19,747	$58,142	$31,513
Gold production (ounces)	40,344	18,284	96,484	30,277
Total cash costs (per ounce)(ii)	$519	$1,080	$603	$1,041
Royalty (per ounce)	22	—	21	—
Total cash costs (per ounce), net of royalty	$497	$1,080	$582	$1,041

Pinos Altos
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$28,701	$—	$61,087	$—
Adjustments:
Byproduct revenues	(6,426)	—	(14,998)	—
Inventory and other adjustment(i)	2,252	—	2,629	—
Non-cash reclamation provision	(214)	—	(643)	—
Cash operating costs	$24,313	$—	$48,075	$—
Gold production (ounces)	35,248	—	91,141	—
Total cash costs (per ounce)(ii)	$690	$—	$527	$—
Royalty (per ounce)	43	—	49	—
Total cash costs (per ounce), net of royalty	$647	$—	$478	$—

Meadowbank
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$67,450	$—	$122,181	$—
Adjustments:
Byproduct revenues	(334)	—	(592)	—
Inventory and other adjustment(i)	(3,526)	—	7,965	—
Non-cash reclamation provision	(384)	—	(878)	—
Cash operating costs	$63,206	$—	$128,676	$—
Gold production (ounces)	93,395	—	188,586	—
Total cash costs (per ounce)(ii)	$677	$—	$682	$—

Minesite Cost per Tonne
LaRonde
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$47,320	$43,331	$139,407	$123,104
Adjustments: Inventory and other adjustments (iii)	(1,352)	(2,789)	2,915	(2,796)
Non-cash reclamation provision	(334)	(311)	(1,006)	(878)
Minesite operating costs (US$)	$45,634	$40,231	$141,316	$119,430
Minesite operating costs (C$)	$46,952	$43,887	$145,432	$137,853
Tonnes of ore milled (000s)	632	599	1,956	1,903
Minesite cost per tonne (C$) (iv)	$74	$73	$74	$72

Goldex
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$14,518	$13,930	$44,787	$37,880
Adjustments: Inventory and other adjustments (iii)	155	(539)	1,266	384
Non-cash reclamation provision	(54)	(53)	(162)	(149)
Minesite operating costs (US$)	$14,619	$13,338	$45,891	$38,115
Minesite operating costs (C$)	$15,178	$14,400	$47,379	$43,914
Tonnes of ore milled (000s)	726	676	2,060	1,911
Minesite cost per tonne (C$) (iv)	$21	$21	$23	$23

Lapa
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$14,298	$11,404	$48,507	$15,222
Adjustments: Inventory and other adjustments (iii)	(189)	3,033	(2,853)	9,756
Non-cash reclamation provision	(14)	(7)	(43)	(14)
Minesite operating costs (US$)	$14,095	$14,430	$45,611	$24,964
Minesite operating costs (C$)	$15,131	$15,414	$47,000	$27,956
Tonnes of ore milled (000s)	145	109	412	190
Minesite cost per tonne (C$) (iv)	$105	$142	$114	$142

Kittila
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$24,387	$19,987	$65,505	$23,177
Adjustments: Inventory and other adjustments (iii)	(3,323)	(141)	(7,026)	8,497
Royalty
Non-cash reclamation provision	(93)	(99)	(257)	(161)
Minesite operating costs (US$)	$20,971	$19,747	$58,222	$31,513
Minesite operating costs (EUR)	€16,402	€14,012	€44,428	€22,074
Tonnes of ore milled (000s)	282	180	719	312
Minesite cost per tonne (EUR) (iv)	€58	€78	€62	€71

Pinos Altos
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$28,701	$—	$61,087	$—
Adjustments: Inventory and other adjustments (iii)	2,252	—	2,629	—
Royalty
Non-cash reclamation provision	(214)	—	(643)	—
Minesite operating costs (US$)	$30,739	$—	$63,073	$—
Tonnes of ore processed (000s)	616	—	1,620	—
Minesite cost per tonne (US$) (iv)	$50	$—	$39	$—

Meadowbank
(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs	$67,450	$—	$122,181	$—
Adjustments: Inventory and other adjustments (iii)	(3,526)	—	7,965	—
Non-cash reclamation provision	(384)	—	(878)	—
Minesite operating costs (US$)	$63,540	$—	$129,268	$—
Minesite operating costs (C$)	$65,596	$—	$133,632	$—
Tonnes of ore milled (000s)	636	—	1,370	—
Minesite cost per tonne (C$) (iv)	$103	$—	$98	$—

(i)                                     Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)                                  Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)                               This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)                              Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended September 30, 2010 contained herein.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.